Mail Stop 3561

March 24, 2010

David Miller
President and Chief Executive Officer
Monarch Investment Properties, Inc.
1801 N. Military Trail
Suite 203
Boca Raton, FL 33431

> **Re:** **Monarch Investment Properties, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed March 17, 2010**
> **File No. 000-52754**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 15

1.   We reviewed your response to our prior comment two, but were unable to locate the revisions in your filing as you had indicated. As a result, our comment will be reissued. Please revise to provide a statement identifying the framework used by

management (e.g. COSO) to evaluate the effectiveness of your internal
control over financial reporting as required by Item 308(T)(a)(2) of
Regulation S-K.

Item 11 Executive Compensation

2.   We reissue comment three from our letter dated March 1, 2010. We note that you
pay a monthly management fee of $500 to Strategic for services performed and
that Strategic is controlled by your president. It appears that the payments to
Strategic may be indirect compensation to Mr. Miller. We direct your attention to
Item 402(a)(2) of Regulation S-K, which indicates that all compensation should
be included in this disclosure, including transactions between the company and a
third party where a purpose of the transaction is to furnish compensation to a
named executive officer or director. Please revise to provide the disclosure
required by Item 402 of Regulation S-K or advise why you believe disclosure is
not required. This would include reflecting the payments as compensation in the
summary compensation table.

Item 13. Certain Relationships and Related Transactions and Directors Independence

3.   We note your response to comment four in our letter dated March 1, 2010. We
re-issue that comment. We note your disclosure on page 13 that you "currently
expect that loans from our stockholders may be a continuing source of liquidity to
meet our obligations." We also note the affiliated party debt transactions
discussed in footnote seven to the financial statements. Please revise your filing
to include all of the information required by Item 404 of Regulation S-K. In
addition, please revise your filing to include the information required by Item
407(a) of Regulation S-K. Please see Item 13 of Form 10-K.

Signatures

4.   We note your response to comment five in our letter dated March 1, 2010. Please
amend your filing so that it complies with General Instruction D.(2) of Form 10-
K. This requires the signature of the principal accounting officer or controller, in
addition to the principal financial officer.

*****

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director